February 2, 2011

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance (Mail Stop 3561)

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Hormel Foods Corporation
File No. 001-02402
Form 10-K for the Fiscal Year Ended October 31, 2010, filed December 21, 2010

Dear Ms. Cvrkel,

This letter contains the responses of Hormel Foods Corporation, a Delaware corporation (the Company), to your letter dated January 21, 2011, (the SEC letter).  We have incorporated your numbered comments from the SEC letter below, and our corresponding response follows each item.

Form 10-K for the Year Ended October 31, 2010

Statements of Financial Position, page 33

Comment

1.               We note that at October 31, 2010, the balance of “Investments in and Receivables from Affiliates” is approximately 5.2% of total assets.  In light of the materiality of this asset, and the fact that you disclose elsewhere that you expect future growth in the MegaMex joint venture, please revise future filings to include summarized information of assets, liabilities, and results of operations of the investees presented in notes or separate statements, either individually or in groups.  See guidance in ASC 323-10-50-3.

Response

1.               We regularly monitor the significance of the “Investment in and Receivables from Affiliates” balance, which is an accumulation of several small investments.  The balance at any period end may fluctuate based on amounts due to or due from affiliates.  The details of the investments, including the book value of the investments for a two year period, are included in Note A within the “Equity Method Investments” section.

The largest single investment at October 31, 2010, is the MegaMex joint venture, which amounts to only 3.0% of total assets and is not considered material.  In future filings if any single investment would attain a level of materiality we will provide the appropriate disclosure.

Notes to the Financial Statements - General

Comment

2.               We note from your statement of cash flows that in fiscal 2009 you made a $7,999 distribution to a noncontrolling interest.  Please note that if your ownership interest in a subsidiary changes in any period presented in the consolidated financial statements, a separate schedule is required in the notes to the financial statements to show the effects of the changes in the parent’s ownership interest in a subsidiary on the equity attributable to the parent.  Please revise future filings accordingly.  See ASC 810-10-50-1A(d) and 810-10-55-4M.

Response

2.               The distribution noted was made on a proportional basis equal to the ownership interest; therefore, the ownership interest in the subsidiary did not change.  The distribution was properly reflected in the rollforward of the noncontrolling interest in our Statement of Changes in Shareholders’ Investment and in the Statement of Cash Flows.  We agree if a change in the ownership interest of a subsidiary does occur additional disclosure would be provided, including a separate schedule in the notes to the financial statements.

Note O.  Quarterly Results of Operations (Unaudited), page 56

Comment

3.               Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the impairment charge to the Valley Fresh plant in the second quarter of fiscal 2010.  Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response

3.               We will add a footnote to the quarterly results information in future filings to disclose the expenses incurred in the Valley Fresh plant closing and the tax impact of the health care laws.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (SEC);

•                  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (507) 437-5611 (telephone) or (507) 434-6981 (facsimile).  Thank you.

Sincerely,

/s/ Jody H. Feragen
Jody H. Feragen

cc:	Claire Erlanger,
Securities and Exchange Commission
Joseph Foti,
Securities and Exchange Commission
Jeffrey M. Ettinger,
Chairman of the Board, President & Chief Executive Officer, Hormel Foods Corporation
James N. Sheehan,
Vice President & Controller, Hormel Foods Corporation
Brian D. Johnson,
Vice President & Corporate Secretary, Hormel Foods Corporation